Consolidated Financial Statements

As at December 31, 2008 and 2007 and for the years then ended

Management’s Report

The accompanying Consolidated Financial Statements of Paramount Resources Ltd. (the "Company") are the responsibility of Management and have been approved by the Board of Directors. The Consolidated Financial Statements have been prepared by Management in Canadian dollars in accordance with Canadian Generally Accepted Accounting Principles and include certain estimates that reflect Management’s best judgments. When alternative accounting methods exist, Management has chosen those it considers most appropriate in the circumstances. Financial information contained throughout the annual report is consistent with these Consolidated Financial Statements.

Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The Company’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that the Company’s assets are safeguarded.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility through the Audit Committee. The Audit Committee meets regularly with Management and the independent auditors to ensure that Management’s responsibilities are properly discharged and to review the Consolidated Financial Statements. The Audit Committee reports its findings to the Board of Directors for consideration when approving the annual Consolidated Financial Statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors. The Audit Committee of the Board of Directors is comprised entirely of non-management directors.

Ernst & Young LLP, independent auditors appointed by the shareholders of the Company, conducts an examination of the Consolidated Financial Statements in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to the Audit Committee and Management.

/s/ Clayton H. Riddell                                                 /s/ Bernard K. Lee
Clayton H. Riddell                                                   Bernard K. Lee
Chief Executive Officer                                               Chief Financial Officer

March 6, 2009

Independent Auditors’ Report on the Consolidated Financial Statements

We have audited the consolidated balance sheets of Paramount Resources Ltd. (the “Company”) as at December 31, 2008 and 2007 and the consolidated statements of income (loss), shareholders’ equity, comprehensive income (loss), accumulated other comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Paramount Resources Ltd. as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

As disclosed in note 1 to the consolidated financial statements, in 2008 the Company changed its method of accounting for depreciating certain property, plant and equipment assets.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2009 expressed an unqualified opinion thereon.

March 4, 2009	/s/ Ernst & Young LLP
Calgary, Canada	Chartered Accountants

PARAMOUNT RESOURCES LTD.
Consolidated Balance Sheet
($ thousands)

As at December 31	2008	2007
ASSETS (Note 6)
Current assets
Cash and cash equivalents	$ 54,131	$ 83,304
Short-term investments	–	94,749
Accounts receivable	41,319	63,982
Risk management assets (Note 11)	19,690	–
Prepaid expenses and other	1,661	1,874
	116,801	243,909
Property, plant and equipment (Note 3)	766,103	754,947
Investments (Note 4)	234,423	290,701
Goodwill (Note 3)	–	10,258
	$1,117,327	$1,299,815

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 84,192	$ 91,896
Risk management liabilities (Note 11)	–	28,980
Current portion of stock-based compensation liability (Note 9)	19	3,333
	84,211	124,209
Long-term debt (Note 6)	109,452	134,606
Asset retirement obligations (Note 7)	87,237	97,359
Stock-based compensation liability (Note 9)	–	66
Future income taxes (Note 10)	57,940	34,926
	338,840	391,166

Commitments and contingencies (Note 15)

Shareholders' equity (Note 8)
Share capital	302,727	313,828
Contributed surplus	2,398	1,375
Retained earnings	473,362	593,450
Accumulated other comprehensive loss	–	(4)
	778,487	908,649
	$1,117,327	$1,299,815
See the accompanying notes to these Consolidated Financial Statements.

On behalf of the Board

/s/ J.H.T. Riddell	/s/ J.C. Gorman
J.H.T. Riddell	J.C. Gorman
Director	Director

Paramount Resources Ltd. 2008 Financial Statements

PARAMOUNT RESOURCES LTD.
Consolidated Statement of Earnings (Loss)
($ thousands, except as noted)

Year ended December 31	2008	2007

Revenue
Petroleum and natural gas sales	$ 318,088	$283,446
Gain (loss) on financial commodity contracts (Note 11)	34,140	(13,194)
Royalties	(47,827)	(40,523)
	304,401	229,729
Expenses
Operating expense and production tax	72,080	85,547
Transportation	15,719	15,904
General and administrative	25,946	33,394
Stock-based compensation	3,956	(11,383)
Depletion, depreciation and accretion	121,085	133,997
Exploration	7,201	9,966
Dry hole	7,160	67,548
Gain on sale of property, plant and equipment (Note 3)	(9,068)	(284,474)
Write-down of petroleum and natural gas assets (Note 3)	44,636	271,959
Write-down of goodwill (Note 3)	10,258	1,963
Interest and financing charges	9,903	32,118
Foreign exchange (Note 11)	3,297	(20,011)
Debt extinguishment and other	5,894	9,211
	318,067	345,739
Income (loss) from investments (Note 4)	(93,375)	549,957
Other income	5,113	14,247
Non-controlling interest	–	11,243
Earnings (loss) before tax	(101,928)	459,437
Income and other tax expense (recovery) (Note 10)
Current and other	(4,063)	1,084
Future	18,758	42,112
	14,695	43,196
Net earnings (loss)	$ (116,623)	$416,241

Net earnings (loss) per common share ($/share) (Note 8)
Basic	$ (1.72)	$5.94
Diluted	$ (1.72)	$5.89
See the accompanying notes to these Consolidated Financial Statements.

Paramount Resources Ltd. 2008 Financial Statements

PARAMOUNT RESOURCES LTD.
Consolidated Statement of Shareholders’ Equity
($ thousands, except as noted)

Year ended December 31		2008	2007
	Shares		Shares
Share Capital	(000’s)		(000’s)
Balance, beginning of year	67,681	$ 313,828	70,279	$341,071
Issued on exercise of stock options	75	1,198	701	14,197
Share issuance costs, net of tax benefit	–	–	–	(165)
Tax effect of flow-through share renunciations and other	–	(7,753)	–	(21,684)
Common shares repurchased	(1,015)	(4,601)	(3,299)	(15,308)
Change in unvested common shares held for stock			–
incentive plan	–	55		(775)
Adjustment on MGM Energy spinout (Note 1)	–	–	–	(3,508)
Balance, end of year	66,741	$ 302,727	67,681	$313,828

Contributed Surplus
Balance, beginning of year		$1,375		$–
Stock-based compensation expense on investees’
options		1,023		1,375
Balance, end of year		$2,398		$1,375

Retained Earnings
Balance, beginning of year		$ 593,450		$222,679
Adjustment on MGM Energy spinout (Note 1)		–		(5,901)
Common shares repurchased		(2,675)		(39,569)
Change in value of vested stock incentive plan common shares		(790)		–
Net earnings (loss)		(116,623)		416,241
Balance, end of year		$473,362		$593,450

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year		$(4)		$–
Other comprehensive income (loss), net of tax		4		(4)
Balance, end of year		$–		$(4)
Total Shareholders’ Equity		$ 778,487		$908,649
See the accompanying notes to these Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income (Loss)

($ thousands)

Year ended December 31	2008	2007
Net earnings (loss)	$ (116,623)	$416,241
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on available-for-sale
investments	4	(4)
Comprehensive income (loss)	$ (116,619)	$416,237
See the accompanying notes to these Consolidated Financial Statements.

Paramount Resources Ltd. 2008 Financial Statements

PARAMOUNT RESOURCES LTD.
Consolidated Statement of Cash Flows
($ thousands)

Year ended December 31	2008	2007

Operating activities
Net earnings (loss)	$ (116,623)	$416,241
Add (deduct)
Items not involving cash (Note 13)	274,067	(384,586)
Asset retirement obligation expenditures	(8,400)	(6,958)
Exploration and dry hole	14,361	75,380
Settlement of foreign exchange contracts	15,774	(4,900)
Debt extinguishment costs	380	5,278
	179,559	100,455
Change in non-cash working capital (Note 13)	15,310	(1,781)
Cash from operating activities	194,869	98,674

Financing activities
Net repayments of short-term debt and revolving long-term debt	–	(78,628)
Repayment of long-term debt	(48,745)	(246,539)
Settlement of foreign exchange contracts	(15,774)	4,900
Common shares issued, net of issuance costs	457	3,574
Common shares repurchased (Note 8)	(7,276)	(54,878)
MGM Energy shares issued, net of issuance costs (Note 1)	–	78,546
Cash used in financing activities	(71,338)	(293,025)

Investing activities
Expenditures on property, plant and equipment and exploration	(204,268)	(336,659)
Proceeds on sale of property, plant and equipment	21,207	106,773
Purchase of investments	(58,158)	(27,586)
Settlement of note receivable	75,000	–
Reorganization costs and other	–	(3,840)
Proceeds on disposal of investment (net)	–	680,357
Change in basis of presentation – MGM Energy (Note 1)	–	(50,404)
Change in non-cash working capital (Note 13)	13,515	(105,343)
Cash from (used in) investing activities	(152,704)	263,298

Net increase (decrease) in cash and cash equivalents	(29,173)	68,947
Cash and cash equivalents, beginning of year	83,304	14,357
Cash and cash equivalents, end of year	$ 54,131	$ 83,304

Supplemental cash flow information (Note 13)
See the accompanying notes to these Consolidated Financial Statements.

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

1. Summary of Significant Accounting Policies

Paramount Resources Ltd. ("Paramount" or the "Company") is an independent Canadian energy company that explores for, develops, processes, transports, and markets petroleum and natural gas. Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada, and in North Dakota and Montana in the United States. These Consolidated Financial Statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

a) Principles of Consolidation

These Consolidated Financial Statements include the accounts of Paramount and its subsidiaries, including Summit Resources, Inc. and Paramount Drilling U.S. LLC ("Paramount Drilling").

Investments in jointly controlled companies, jointly controlled partnerships and unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby Paramount’s proportionate share of revenues, expenses, assets, and liabilities are included in the accounts.

Investments in entities in which Paramount does not have direct or joint control over the strategic operating, investing, and financing decisions, but over which it has significant influence, are accounted for using the equity method. All other investments are accounted for as financial instruments.

b) Measurement Uncertainty

The timely preparation of these Consolidated Financial Statements in conformity with GAAP requires that management make estimates and assumptions and use judgment that affects: (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and (ii) the reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to fair value measurements and unsettled transactions and events as of the date of the Consolidated Financial Statements. Actual results could differ from these estimates.

Depletion, depreciation and accretion, asset retirement obligation, and impairment calculations are based on estimates of reserves, future costs, petroleum and natural gas prices and other relevant assumptions. Fair values of the Company’s investments are highly dependant on economic conditions, oil and natural gas prices, and the results of investees’ operations, among other factors. Assessments of the fair value of the Company’s investments are based on the Company’s interpretation of such information, and where available, publicly quoted trading prices of investees’ securities. By their nature, these estimates are subject to measurement uncertainty, and the impact of changes in these estimates and assumptions on the Consolidated Financial Statements of future periods could be material.

Crown royalties for Paramount’s production in the Northwest Territories have been accrued based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for its past Northwest Territories royalty filings. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of audits and/or assessments by the Government of Canada. Additional material amounts could potentially become payable.

c) Revenue Recognition

Petroleum and natural gas revenues are recognized when title passes to third parties. Revenues associated with the Company’s drilling rigs (the "Rigs") are recognized as services are rendered and collectibility is reasonably assured. When the Rigs drill on a property owned by the Company, Paramount

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements

($ thousands, except as noted)

capitalizes its working interest share of the intercompany drilling expenses, and eliminates the intercompany drilling revenue and profit.

d) Cash and Cash Equivalents

Cash and cash equivalents are recorded at cost and include short-term investments with original maturities of three months or less.

e) Property, Plant and Equipment

Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations. Under this method, all development costs, including property acquisitions and costs of drilling and equipping development wells, are capitalized. Costs of drilling exploratory wells are initially capitalized, pending determination of proved reserves. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole expense. If hydrocarbons are found, but further appraisal activity is required to conclude whether they are economically recoverable, the costs continue to be carried as an asset. All such costs are subject to management review at least once per year to confirm the continued intent to develop the discovery. Exploratory geological and geophysical costs and annual lease rentals are expensed as incurred.

Producing areas and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. If the carrying value of the oil and gas assets is assessed not to be fully recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the aggregate discounted cash flows expected from the production of proved plus probable reserves.

Paramount’s Rigs are recognized at cost, including costs of direct material, labour, and overhead. Costs incurred to extend the useful life of the Rigs or to increase their capabilities are capitalized. Costs incurred to maintain and repair the Rigs are expensed as incurred.

f) Depletion and Depreciation

Capitalized costs of proved oil and gas properties are depleted using the unit-of-production method. For purposes of these calculations, natural gas production and reserves are converted to barrels on an energy equivalent basis. Depletion rates are revised annually, or more frequently when events dictate. Exploratory costs are not depleted while under active evaluation for commercial reserves.

Capitalized costs of gas plants, gathering systems and production equipment are depreciated on a unit-of-production basis over the proved developed reserve life of the field to which they relate.

Leasehold improvements are amortized over the term of the lease. Other assets are depreciated on a declining balance method at rates varying from 35 to 50 percent.

The Rigs are depreciated over their expected useful lives.

Change in Estimate

The Company reviews depreciation estimates on an ongoing basis. As a result, effective January 1, 2008, the Company changed the usage pattern estimates of certain facilities and gathering systems to a unit-of-production method from a straight-line method to better reflect the observed usage and expected lives of these assets. The effect of this change in estimate for the year ended December 31, 2008 was

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

to increase depreciation expense by $26.4 million, decrease future income tax expense by $7.1 million, decrease net earnings by $19.3 million, and decrease basic and diluted earnings per share by $0.29.

g) Asset Retirement Obligations

Asset retirement obligations include those legal obligations where Paramount will be required to retire tangible long-lived assets such as well sites, natural gas processing plants, and access roads. The Company recognizes the present value of an asset retirement obligation in the period in which it is incurred and when its fair value can be reasonably estimated. The fair value of asset retirement costs are capitalized as part of the related long-lived asset and depreciated on the same basis as the underlying asset. The asset retirement obligation is adjusted for the passage of time, which is recognized as accretion expense, and for revisions to the timing or the amount of the estimated liability. Actual costs incurred are charged against the asset retirement obligation to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligation and the liability recorded are recognized in earnings in the period in which the settlement occurs.

h) Goodwill

Goodwill is not amortized, but is assessed by Paramount for impairment at least annually. Impairment is assessed based on a comparison of the fair value of each reporting unit to its carrying value, including goodwill. Any excess of the carrying value of the properties, including goodwill, over the fair value is written off as an impairment charge.

i) Foreign Currency Translation

Paramount’s functional currency is the Canadian dollar. The Company’s foreign operations are integrated and therefore, the accounts related to such operations are translated into Canadian dollars using the temporal method.

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates of exchange. Results of foreign operations are translated into Canadian dollars at the monthly average exchange rates for revenues and expenses, except for depreciation and depletion which is translated at the rate of exchange applicable to the related assets. Resulting translation gains and losses are included in earnings.

j) Financial Instruments, Comprehensive Income and Hedges

Paramount periodically uses derivative instruments such as forwards, futures, swaps and options to manage its exposure to fluctuations in petroleum and natural gas prices, foreign exchange rates, and interest rates.

In January 2008, Paramount adopted new Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 3862 "Financial Instruments – Disclosures" and 3863 "Financial Instruments –Presentation". Additional disclosures required as a result of adopting these sections are included in Note 11.

Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods is dependant upon whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

receivables", or "other financial liabilities" as defined by the standard. Paramount does not presently employ hedge accounting for any of its financial instruments.

Held-for-trading financial assets and financial liabilities are measured at fair value, with changes in fair values recognized in earnings. Available-for-sale financial assets are measured at fair value, with changes in fair values recognized in other comprehensive income ("OCI"). Held-to-maturity financial assets, loans and receivables and other financial liabilities, including transaction costs, are measured at amortized cost using the effective interest method of amortization. Derivative financial instruments are classified as held-for-trading unless designated for hedge accounting.

Where Paramount designates and documents a contract as a "normal sales exception", its fair value is not recognized in the Consolidated Financial Statements prior to settlement. Where Paramount does not use the "normal sales exception", a contract is measured at fair value and changes in its fair value are recognized in earnings.

Paramount recognizes earnings and cash flow effects of derivatives with the related underlying items.

Comprehensive Income

For Paramount, OCI is comprised of the changes in the market value of available-for-sale investments. OCI is presented in the Consolidated Statements of Comprehensive Income. The cumulative changes in OCI are included in accumulated other comprehensive income, which is presented within shareholders’ equity.

k) Income Taxes

Paramount follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the effect of any difference between the carrying amount of an asset or liability reported in the Consolidated Financial Statements and its respective tax basis, using substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in substantively enacted income tax rates, with adjustments being recognized in earnings in the period in which the change occurs.

l) Flow-Through Shares

As permitted under the Income Tax Act (Canada), the tax attributes of eligible expenditures incurred with the proceeds of flow-through share issuances are renounced to subscribers. On the date that Paramount files the renouncement documents with the tax authorities, a future income tax liability is recognized and shareholders’ equity is reduced for the tax effect of expenditures renounced to subscribers.

m) Stock-Based Compensation

Stock Options

Paramount uses the intrinsic value method to recognize compensation expense for stock options, whereby a liability and expense are recorded over the vesting period of the options, based on the difference between the market price or fair value of the underlying securities and the option exercise price. When options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When options are exercised for common shares, consideration paid by the option holder and the previously recognized liability associated with the options are recorded as an increase to share capital.

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

Stock Appreciation Rights

Stock Appreciation Rights ("SARs") and Holdco Stock Appreciation Rights ("Holdco SARs") entitle the holder to receive a cash payment equal to the difference between the fair market value and the stated exercise price of an underlying security or notional security on the date of surrender, and are accounted for using the intrinsic value method.

Stock Incentive Plan

Paramount’s stock incentive plan awards rights to Common Shares to employees annually. Common Shares are purchased in the open market and held in trust until the completion of the vesting period, generally two years. The unvested Common Shares balance is recorded as a reduction of share capital. The fair value of the Common Shares is recognized in stock-based compensation over the vesting period, with a corresponding charge to equity.

n) MGM Energy - Basis of Presentation

On January 12, 2007, Paramount completed the spinout of MGM Energy Corp. ("MGM Energy"). Until May 29, 2007, Paramount owned greater than 50 percent of the issued and outstanding common shares of MGM Energy ("MGM Shares"), and MGM Energy’s financial position, results of operations and cash flows were included in the Consolidated Financial Statements of Paramount. As a result of an issuance of common shares by MGM Energy on May 30, 2007, Paramount’s ownership interest in MGM Energy was reduced to less than 50 percent and accordingly, subsequent to May 29, 2007, Paramount accounts for its investment in MGM Shares using the equity method.

MGM Energy has granted stock options to certain employees and directors. For the period that Paramount consolidated MGM Energy, Paramount recognized compensation expense associated with stock options granted by MGM Energy using the fair value method. Fair values were determined using the Black-Scholes-Merton option pricing model and relevant assumptions on the date options were granted. Compensation costs were recognized over the vesting period of the options.

o) Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

p) Changes in Accounting Policies

In January 2008, Paramount adopted new CICA Handbook Section 1535 – "Capital Disclosures". Additional disclosures required as a result of adopting the section are included in Note 12.

International Financial Reporting Standards

The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converted to International Financial Reporting Standards for fiscal years beginning on January 1, 2011. The Company is currently assessing the impacts of the conversion. A project team has been assembled to research, analyze and oversee the transition. The project team is in the process of identifying key differences, determining policy choices, information systems impacts and disclosure requirements.

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

2. Segmented Information

Paramount segregates its operations into the following segments, which have been established by management to assist in resource allocation, assessing operating performance, and achieving long-term strategic objectives:

  Principal Properties: Principal properties consist of: (i) the Kaybob Corporate Operating Unit ("COU"), which includes properties in West Central Alberta; (ii) the Grande Prairie COU, which includes properties in Central Alberta; (iii) the Northern COU, which includes properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and (iv) the Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota. Goodwill is included in Principal Properties.

  Strategic Investments: Strategic investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer- term value proposition, based on spin-outs, sales, or future revenue generation. Paramount Drilling is included in Strategic Investments.

  Corporate: Corporate is comprised of income and expense items, including general and administrative expense and interest expense that have not been specifically allocated to Principal Properties or Strategic Investments.

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

	Principal	Strategic		Inter- segment
Year ended December 31, 2008	Properties	Investments	Corporate	Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$270,261	$ –	$–	$–	$ 270,261
Gain on financial commodity contracts	34,140	–	–	–	34,140
	304,401	–	–	–	304,401
Expenses
Operating expense, production tax and transportation	87,799	–	–	–	87,799
General and administrative	–	1,271	24,675	–	25,946
Stock-based compensation	–	–	3,956	–	3,956
Depletion, depreciation and accretion	117,289	2,660	1,675	(539)	121,085
Exploration and dry hole	14,361	–	–	–	14,361
Gain on sale of property, plant and equiptment	(9,068)	–	–	–	(9,068)
Write-down of petroleum and natural gas assets	44,636	–	–	–	44,636
Write-down of goodwill	10,258	–	–	–	10,258
Interest and financing charges	–	–	9,903	–	9,903
Foreign exchange	–	–	3,297	–	3,297
Debt extinguishment and other	5,513	–	381	–	5,894
	270,788	3,931	43,887	(539)	318,067
Loss from investments	–	(93,375)	–	–	(93,375)
Interest and other income	–	–	3,018	–	3,018
Drilling rig revenue	–	19,706	–	(16,076)	3,630
Drilling rig expense	–	(8,332)	–	6,797	(1,535)
	33,613	(85,932)	(40,869)	(8,740)	(101,928)
Inter-segment eliminations	–	(8,740)		8,740	–
Segment earnings (loss)	$33,613	$ (94,672)	$(40,869)	–	(101,928)
Income and other tax expense					14,695
Net loss					$(116,623)

	Principal	Strategic		Inter-segment
Year ended December 31, 2007	Properties	Investmentments	Corporate	Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$242,923	$ –	$–	$–	$ 242,923
Loss on financial commodity contracts	(13,194)	–	–	–	(13,194)
	229,729	–	–	–	229,729
Expenses
Operating expense, production tax and transportation	101,451	–	–	–	101,451
General and administrative	–	4,491	28,903	–	33,394
Stock-based compensation	–	926	(12,309)	–	(11,383)
Depletion, depreciation and accretion	131,790	896	1,311	–	133,997
Exploration and dry hole	33,915	43,599	–	–	77,514
Gain on sale of property, plant and equiptment	(13,669)	(270,805)	–	–	(284,474)
Write-down of petroleum and natural gas assets	271,959	–	–	–	271,959
Write-down of goodwill	1,963	–	–	–	1,963
Interest and financing charges	–	–	32,118	–	32,118
Foreign exchange	–	–	(20,011)	–	(20,011)
Debt extinguishment and other	(1,852)	–	11,063	–	9,211
	525,557	(220,893)	41,075	–	345,739
Income from investments	–	549,957	–	–	549,957
Interest and other income	5,300	(1,188)	10,135	–	14,247
Drilling rig revenue	–	5,417	–	(5,417)	–
Drilling rig expense	–	(5,377)	–	5,377	–
Non-controlling interest	302	10,941	–	–	11,243
	(290,226)	780,643	(30,940)	(40)	459,437
Inter-segment eliminations	–	(40)	–	40	–
Segment earnings (loss)	$(290,226)	$ 780,603	$(30,940)	$–	459,437
Income and other tax expense					43,196
Net earnings					$ 416,241

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

Capital Expenditures
For the year ended December 31	2008	2007
Principal Properties	$ 181,261	$276,630
Strategic Investments	14,833	50,421
Corporate	1,026	1,812
	$ 197,120	$328,863

Total Assets
	2008	2007
Principal Properties	$ 780,188	$787,059
Strategic Investments	279,391	330,374
Corporate	57,748	182,382
	$1,117,327	$1,299,815

Capital expenditures for Principal Properties during the year ended December 31, 2008 include $7.3 million (2007 – $5.4 million) of drilling expenses for services provided by Paramount Drilling.

Geographical Information
	Property,
	Plant and			Capital
2008	Equipment	Goodwill	Revenue	Expenditures
Canada	$ 648,527	$–	$274,026	$116,923
United States	117,576	–	44,062	80,197
Total	$ 766,103	$–	$318,088	$197,120

	Property,
	Plant and			Capital
2007	Equipment	Goodwill	Revenue	Expenditures
Canada	$ 662,852	$7,796	$262,506	$296,888
United States	92,095	2,462	20,940	31,975
Total	$ 754,947	$10,258	$283,446	$328,863

3. Property, Plant and Equipment

		2008		2007
		Accumulated
		Depletion and	Net Book	Net Book
	Cost	Depreciation	Value	Value
Petroleum and natural gas assets	$ 1,700,734	$(974,938)	$725,796	$720,708
Drilling rigs	39,801	(3,112)	36,689	29,910
Other	19,669	(16,051)	3,618	4,329
	$ 1,760,204	$(994,101)	$766,103	$754,947

Capitalized costs of $219.3 million are currently not subject to depletion (2007 - $212.7 million).

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

During 2007, Paramount closed the sale of its oil sands leases and shut-in and producing natural gas rights in the Surmont area of Alberta for consideration of $301.7 million, resulting in a before tax gain of $271.0 million. Total proceeds included $75.0 million in cash, $151.7 million in common shares of the purchaser, MEG Energy Corp. ("MEG Energy"), and a $75.0 million interest bearing note receivable. MEG Energy repaid the $75.0 million note in the first quarter of 2008.

At December 31, 2008, the Company recorded an impairment charge on its petroleum and natural gas assets of $44.6 million (2007 – $272.0 million, including spare parts) due to an excess of carrying value over net realizable value determined with reference to the Company’s year-end independent reserves evaluation. The Company also recognized a $10.3 million (2007 - $2.0 million) impairment of goodwill due to an excess of carrying value over the fair value of its reporting units.

Continuity of Suspended Exploratory Well Costs
	2008	2007
Balance, beginning of year	$53,619	$157,773
Additions pending the determination of proved reserves	57,463	54,546
Reclassifications to proved reserves	(60,008)	(50,174)
Well costs charged to dry hole expense	(7,160)	(18,128)
Write-down of well costs	(4,220)	–
Wells sold	(119)	(23,896)
Change in basis of presentation - MGM Energy (Note 1)	–	(66,502)
Balance, end of year	$39,575	$53,619

Aging of Capitalized Exploratory Well Costs
	2008	2007
Exploratory well costs that have been capitalized for one year or
less	$15,146	$24,131
Exploratory well costs that have been capitalized for greater than
one year	24,429	29,488
Balance, end of year	$39,575	$53,619
Number of projects with exploratory well costs that have been	61	66
capitalized for more than one year

At December 31, 2008, the capitalized costs of suspended exploratory wells primarily relate to projects where infrastructure decisions are dependent upon environmental conditions and production capacity, or where Paramount is continuing to assess reserves and their potential development.

4.	Investments

		2008		2007
		(Shares/Units)		(Shares/Units)
		(000’s)		(000’s)
	Equity accounted investments:
	Trilogy Energy Trust ("Trilogy")	22,338	$ 113,641	17,763	$77,370
	MGM Energy	43,834	8,328	21,470	58,182
	Paxton Corporation ("Paxton")	1,750	4,884	–	–
	Other		4,000		2,523
			130,853		138,075
	Available for sale investments (Note 11):

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

MEG Energy	3,700	101,750	3,700	151,700
NuLoch Resources Inc. ("NuLoch")	6,141	1,412	–	–
Other		408		926
		$ 234,423		$ 290,701
Income (loss) from investments is composed of the following:

	For the year ended December 31, 2008
	Equity			Income
	income	Dilution	Impairment (loss) from
	(loss)	gain (loss)	charge	investments
Equity accounted investments:
Trilogy	$ 23,690	$–	$–	$ 23,690
MGM Energy	(17,158)	(3,785)	(41,810)	(62,753)
Other	701	64	–	765
	$ 7,233	$(3,721)
Available-for-sale investments:
MEG Energy			(49,950)	(49,950)
NuLoch			(4,594)	(4,594)
Other			(533)	(533)
			(96,887)	(93,375)

	For the year ended December 31, 2007
	Equity		Gain (loss)	Income
	income	Dilution	on sale of	from
	(loss)	gain (loss)	investments investments
Trilogy	$ 8,888	$–	$–	$ 8,888
MGM Energy	(4,991)	28,569	–	23,578
North American Oil Sands Corporation	(6,047)	(5,496)	528,635	517,092
Other	480	–	(81)	399
	$ (1,670)	$23,073	528,554	549,957

During 2008, Paramount acquired an additional 4.6 million units of Trilogy through unit purchases and participation in Trilogy’s distribution reinvestment plan. Paramount allocated $29.5 million of the aggregate net purchase price differential of $35.6 million to property, plant and equipment. The purchase price differential applicable to property, plant and equipment is being amortized into equity earnings over the life of Trilogy’s proved reserves and the remaining purchase price differential of $6.1 million is not subject to amortization. Paramount’s ownership in Trilogy increased to 23.3 percent (2007 – 18.8 percent) as a result of these purchases, and indirectly as a result of Trilogy’s Normal Course Issuer Bid ("NCIB") unit purchases.

In August 2008, Paramount purchased 22.4 million common shares of MGM Energy for $12.3 million as part of the investee’s public issuance of common and flow-through shares, maintaining a 16.7 percent equity interest in MGM Energy. At December 31, 2008, Paramount’s investment in MGM Energy’s common shares was assessed to be unlikely to recover to the Company’s carrying value in a reasonable time period due to current economic conditions and market uncertainty. Paramount recognized an impairment charge of $41.8 million on its investment in MGM Energy, writing the investment down to the trading price of MGM Energy’s common shares at December 31, 2008.

In February 2008, the Company purchased 3.5 million common shares of Paxton, a private company, for $4.8 million. At December 31, 2008, Paramount’s equity interest in Paxton was 10.1 percent. Certain directors of Paramount are also directors and shareholders of Paxton.

In December 2008, Paramount’s investment in MEG Energy’s common shares was assessed to be unlikely to recover to the Company’s carrying value in a reasonable time period because of factors

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

including weak commodity prices and volatile financial and capital markets. Paramount recognized an impairment charge of $50.0 million on its investment in MEG Energy based on MEG Energy’s independent resources evaluation and current market rates of return, among other factors.

In March 2008, the Company purchased 6.1 million Class A common shares of NuLoch for $6.0 million. In December 2008, the market value of NuLoch’s Class A common shares was assessed to be unlikely to recover to Paramount’s carrying value in a reasonable time period due to current economic uncertainty. The Company recognized an impairment charge of $4.6 million on its investment in NuLoch determined with reference to the year-end trading price of NuLoch’s Class A common shares.

During 2007, Paramount sold its shares in North American Oil Sands Corp. for $682.4 million, resulting in a before tax gain of $528.6 million. The gain is net of a bonus of 150,000 Common Shares valued at $3.7 million (as of June 1, 2007) paid to the Chairman and CEO of Paramount under the Company’s stock incentive plan.

5. Short-Term Bank Indebtedness

In March 2007, Paramount closed a six month $100 million senior unsecured non-revolving short-term bank facility (the "Bridge Facility"). The full amount of the Bridge Facility was drawn at closing. On June 29, 2007, the Bridge Facility was fully repaid and cancelled.

6. Long-Term Debt

	2008	2007
Canadian Dollar Denominated Debt
Bank credit facility	$–	$ –
U.S. Dollar Denominated Debt
8 1/2 percent US Senior Notes due 2013 (US$90.2 million), (2007 –
US$138.2 million)	110,448	136,547
	110,448	136,547
Unamortized debt financing costs	(996)	(1,941)
	$109,452	$ 134,606

Bank Credit Facility

At December 31, 2008, Paramount’s credit facility had a $148.6 million gross borrowing base. At Paramount’s request, the banking syndicate has provided commitments to lend up to $125.0 million. At December 31, 2008 no balances were drawn on the credit facility, however, Paramount had undrawn letters of credit outstanding totaling $16.5 million that reduce the amount available to the Company under the credit facility. Borrowings under the credit facility bear interest at floating rates based on the lender’s prime rate, bankers’ acceptance rate, or LIBOR, at the discretion of Paramount, plus an applicable margin depending on certain conditions. The credit facility is available on a revolving basis for a period of 364 days from April 30, 2008 and can be extended a further 364 days upon request, subject to approval by the lenders. Advances drawn on the credit facility are secured by a first fixed and floating charge over the assets of Paramount, excluding approximately 12.8 million of the Trilogy trust units.

US Senior Notes

During 2008, Paramount made open market purchases of US$48.0 million (2007 – US$75.4 million) principal amount of US Senior Notes, reducing the net principal outstanding to US$90.2 million at

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

December 31, 2008 from the original balance of US$213.6 million. The Company has not cancelled the repurchased notes. The US Senior Notes bear interest at 8.5 percent per annum, mature on January 31, 2013, and are redeemable at par plus a redemption premium, if applicable, of up to 3.25 percent depending on when redeemed. They are secured by approximately 12.8 million of the Trilogy trust units held by Paramount.

Term Loan B Facility

During 2007, Paramount repaid the entire principal outstanding of its US$150 million Term Loan B Facility plus accrued interest for $162.3 million, including a prepayment premium of $3.2 million. The Term Loan B Facility is no longer available to the Company.

7. Asset Retirement Obligations

	2008	2007
Asset retirement obligations, beginning of year	$97,359	$83,815
Disposal of properties	(3,664)	(13,107)
Liabilities incurred	1,920	10,997
Revision in estimated costs of abandonment	(9,587)	17,961
Liabilities settled	(8,400)	(6,958)
Accretion expense	8,877	6,666
Change in basis of presentation - MGM Energy (Note 1)	–	(966)
Effects of foreign exchange	732	(1,049)
Asset retirement obligations, end of year	$87,237	$97,359

The undiscounted asset retirement obligations at December 31, 2008 total $215.7 million (December 31, 2007 - $221.3 million), which have been discounted using credit-adjusted risk-free rates between 7 7/8 percent and 8 7/8 percent. These obligations will be settled over the useful lives of the assets which extend up to 45 years.

8. Share Capital

Authorized

Paramount’s authorized capital is comprised of an unlimited number of voting Class A Common Shares and an unlimited number of non-voting Preferred Shares issuable in series, both of such classes of shares being without par value. During 2007, the articles of the Company were amended to remove Class X Preferred Shares, Class Y Preferred Shares, and Class Z Preferred Shares from authorized capital.

Normal Course Issuer Bid

On May 2, 2007, the Company received regulatory approval for a NCIB commencing on May 7, 2007 for a 12 month period (the "2007 NCIB"). In February 2008, Paramount purchased 6,400 Common Shares under the 2007 NCIB for a total of $0.1 million (2007 – 3,298,526 Common Shares for a total of $54.9 million).

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

On November 18, 2008, the Company received regulatory approval for a second NCIB (the "2008 NCIB") for the purchase of up to 3,387,456 Common Shares commencing on November 20, 2008 for a 12 month period. For the year ended December 31, 2008, Paramount purchased 1,008,300 Common Shares under the 2008 NCIB for a total cost of $7.3 million, of which $4.6 million was charged to share capital and $2.7 million was charged to retained earnings.

Weighted Average Shares Outstanding

Earnings (loss) per Common Share is calculated by dividing earnings available to common shareholders by the weighted average number of Common Shares outstanding.

(thousands of Common Shares)	2008	2007
Weighted average Common Shares outstanding – Basic	67,671	70,030
Dilutive effect of stock options	–	639
Weighted average Common Shares outstanding – Diluted	67,671	70,669

9. Stock-based Compensation

Paramount Options

Paramount has a stock option plan (the "Plan") that enables the Board of Directors or its Compensation Committee to grant to key Paramount employees and directors options to acquire Common Shares of the Company (“Paramount Options”). The exercise price of a Paramount Option is no lower than the closing market price of the Common Shares on the day preceding the grant date. Paramount Options granted generally vest over five years and expire within six years after the date granted.

Paramount Options	2008		2007
	Weighted		Weighted
	Average		Average
	Exercise		Exercise Price
	Price	Number		Number
	($ / share)		($ / share)
Balance, beginning of year	$19.49	6,430,000	$19.41	4,468,925
Granted	7.54	2,551,000	16.79	3,377,000
Exercised	7.66	(292,600)	5.88	(865,425)
Cancelled or surrendered	20.88	(2,570,700)	23.69	(550,500)
Balance, end of year	$14.48	6,117,700	$19.49	6,430,000
Options exercisable, end of year	$12.79	1,708,433	$17.89	910,600

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

Additional information about Paramount Options outstanding at December 31, 2008 is as follows:

		Outstanding		Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
		Contractual	Exercise		Exercise
	Number	Life	Price	Number	Price
Exercise Prices		(years)	($ / share)		($ / share)
$4.33-$10.00	2,516,500	4.3	$ 7.37	827,833	$7.37
$10.01-$20.00	2,028,000	2.3	13.79	609,700	13.96
$20.01-$30.00	931,200	2.6	21.55	181,400	22.95
$30.01-$43.25	642,000	1.6	34.30	89,500	34.27
Total	6,117,700	3.1	$ 14.48	1,708,433	$12.79

Stock Appreciation Rights

In 2008, the Company issued SARs to certain employees, which entitle the holder to receive a cash payment equal to the difference between the market price of the Company’s Common Shares and the stated exercise price on date of surrender. The SARs have a weighted average contractual life of 5 years at December 31, 2008 and a vesting period of four years. The exercise price of the SARs is the closing market price of the Common Shares on the day of the grant.

SARs	2008
	Weighted
	Average
	Exercise
	Price	Number
	($ / share)
Balance, beginning of year	–	–
Issued	7.34	1,280,000
Balance, end of year	7.34	1,280,000
Exercisable, end of year	$ 7.34	256,000

Holdco Options and Holdco Stock Appreciation Rights

As a result of the 2005 spinout of Trilogy, Paramount transferred 2.3 million of the Trilogy trust units it received through the spinout to a wholly owned, non-public subsidiary of Paramount ("Holdco").

Each Holdco option entitled the holder thereof to acquire from Paramount, common shares of Holdco (each a "Holdco Option"). Holdco’s shares were not listed for trading on any stock exchange. As a result, holders of Holdco Options had the right, alternatively, to surrender options for cancellation in return for a cash payment from Paramount. The amount of the payment in respect of each Holdco share subject to the surrendered option was the difference between the fair market value of a Holdco share at the date of surrender and the exercise price. The fair market value of a Holdco share was based on the fair market value of the Trilogy trust units held and any after-tax cash and investments (resulting from distributions on the Trilogy trust units).

In October of 2008, all remaining Holdco Options were cancelled and replaced with Holdco SARs on an economically equivalent basis to the option holder. The Holdco SARs have the same exercise price, vesting dates and expiry dates as the Holdco Options they replaced. The holder of a Holdco SAR is entitled to receive a cash payment equal to the difference between the fair value of a notional Holdco

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

share at the date of surrender and the exercise price. The fair value of a notional Holdco share continues to be based on the fair market value of Trilogy trust units, any after-tax cash and investments. The fair value of a notional Holdco share at December 31, 2008 was $10.33.

Holdco Options	2008		2007
	Weighted		Weighted
	Average		Average
	Exercise		Exercise
	Price	Number	Price	Number
	($ / share)		($ / share)
Balance, beginning of year	$8.14	334,375	$6.72	737,625
Exercised	6.53	(243,875)	5.12	(362,000)
Cancelled	12.46	(90,500)	9.18	(41,250)
Balance, end of year	$–	–	$8.14	334,375
Options exercisable, end of year	$–	–	$7.18	236,375

Holdco SARs	2008
	Weighted
	Average
	Exercise
	Price	Number
	($ / share)
Balance, beginning of year	$–	–
Issued	12.63	111,521
Exercised	8.60	(1,980)
Balance, end of year	$12.71	109,541
Exercisable, end of year	$12.36	93,703

MGM Energy Options

MGM Energy has a stock option plan for certain employees and directors. During the period from January 12, 2007 to May 29, 2007, while Paramount’s investment in MGM Energy was accounted for using the consolidation method, compensation expense of $0.8 million and a contributed surplus amount of $0.8 million was recorded by Paramount in respect of the MGM Energy stock option plan.

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

10. Income Taxes

The following table reconciles income taxes calculated at the Canadian statutory rate to Paramount’s recorded income tax expense:

Year ended December 31	2008	2007
Earnings (loss) before tax	$ (101,928)	$459,437
Effective Canadian statutory income tax rate	29.69%	31.22%
Expected income tax expense (recovery)	$ (30,262)	$143,436
Increase (decrease) resulting from:
Statutory and other rate differences	(2,209)	6,222
Non-taxable portion of (gain) loss	23,999	(106,641)
(Income) loss from investments and other	7,030	(8,034)
De-recognition of future tax assets	16,314	12,724
Stock based compensation	180	(4,907)
Other	(357)	396
Income and other tax expense	$ 14,695	$43,196

Components of Future Income Tax Liability
	2008	2007
Timing of partnership items	53,687	$51,005
Property, plant and equipment	35,136	29,194
Asset retirement obligations	(22,195)	(25,312)
Stock-based compensation liability	(5)	(770)
Non-capital and net operating losses carried forward	(18,995)	(15,360)
Other	10,312	(3,831)
Future income tax liability	57,940	$34,926

Paramount has $160.5 million (2007 - $170.6 million) of unused tax losses expiring between 2014 and 2028. In addition, Paramount has $223.4 million (2007 – $112.8 million) of deductible temporary differences in respect of investments for which no future income tax asset has been recognized. Included in Paramount’s future income tax liability of $57.9 million is a $27.2 million (2007 - $12.7 million) future income tax asset in respect of the Company’s US operations.

11.	Financial Instruments and Risk Management
a)	Financial Instruments

Financial instruments at December 31, 2008 consisted of cash and cash equivalents, accounts receivable, risk management assets, available-for-sale investments, accounts payable and accrued liabilities, and long-term debt.

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

Fair Values of Financial Assets and Liabilities

Risk management assets and liabilities are carried at fair value, which is based on forward market curves and is compared to quotes provided by financial institutions. The carrying value of Paramount’s long-term debt is measured at amortized cost. The US Senior Notes had a market value of 77 percent of their principal amount at December 31, 2008.

Available-for-sale investments that are publicly traded are carried at market value. The investment in MEG Energy is carried at cost, net of provisions for impairment, because MEG Energy is a private corporation and its common shares are not traded in an active market. Paramount has no immediate plans to dispose of its available-for-sale investments.

The carrying value of all other financial instruments approximates their fair value due to their short-term maturities.

Risk management instruments outstanding at December 31, 2008 are as follows:

	Total	Type of
	Notional	Contract	Price	Fair Value	Remaining Term
Commodity
Gas - NYMEX	10,000 MMbtu/d	Swap - Purchase	Fixed - US$6.63/MMbtu	$ (902)	January 2009 - March 2009
Gas - NYMEX	10,000 MMbtu/d	Swap - Sale	Fixed - US$9.94/MMbtu	4,547	January 2009 - March 2009
Gas - AECO	20,000 GJ/d	Swap -Sale	Fixed - CAD$9.50/GJ	6,162	January 2009 - March 2009
Foreign Exchange
Canadian/US	US$60 million	Collar	CAD$/US$ - Floor $1.0550	9,883	January 2009 expiry
Dollar			Ceiling $0.9949
				$19,690

The changes in fair values of risk management assets and liabilities are as follows:

		2008			2007
		Foreign			Foreign
	Commodity	Exchange	Total	Commodity	Exchange	Total
Fair value, beginning of year	$(6,941)	$(22,039)	$(28,980)	$18,284	$4,474	$22,758

Changes in fair value	34,140	16,148	50,288	(13,194)	(21,613)	(34,807)
Settlements paid (received)	(17,392)	15,774	(1,618)	(12,031)	(4,900)	(16,931)

Fair value, end of year	$9,807	$ 9,883	$19,690	$(6,941)	$(22,039)	$(28,980)

The foreign exchange loss for the year ended December 31, 2008 includes a net loss on the US Senior Notes of $22.3 million and a net gain of $16.1 million related to foreign exchange contracts.

Paramount has an outstanding commitment to sell 3,400 GJ/d of natural gas at $2.52/GJ plus an escalation factor to 2011, which has a fair value loss of $10.7 million at December 31, 2008 (December 31, 2007 – loss of $17.2 million). The Company has designated this contract as normal usage, and as a result, does not recognize the fair value of the contract in the Consolidated Financial Statements.

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

b) Risk Management

Paramount is exposed to market risks where the fair values or future cash flows of financial instruments fluctuate because of underlying changes in market prices. The principal market risks impacting Paramount are commodity price risk, foreign currency risk, interest rate risk, and equity price risk.

Commodity Price Risk

The Company uses financial commodity contracts from time to time to manage its exposure to commodity price volatility. At December 31, 2008, assuming all other variables are held constant, a 10 percent increase or decrease in the applicable forward market curves would have had the following impact on Paramount’s net earnings from changes in the fair value of financial commodity contracts:

10%
	10% increase	decrease
Natural gas	$ (800)	$ 800

Foreign Currency Risk

Paramount is exposed to foreign currency risk on financial instruments denominated in US dollars including cash and cash equivalents, accounts receivable, risk management assets and liabilities, accounts payable and accrued liabilities, US Senior Notes and related interest. The Company uses foreign exchange contracts to manage foreign exchange risks related to its US Senior Notes. At December 31, 2008, a strengthening or weakening of the Canadian dollar relative to the US dollar would have had the following effect on Paramount’s net earnings:

	Strengthen 1%	Weaken 1%
US Senior Notes	$ 800	$(800)
Foreign exchange collar	$ (600)	$600

Sales prices of crude oil and natural gas are determined with reference to US benchmark prices, therefore a strengthening of the Canadian dollar relative to the US dollar will decrease the revenue received for petroleum and natural gas. Paramount’s expenditures are primarily in Canadian dollars but include capital and operating expenditures in US dollars, largely related to the Company’s US operations, and payments of interest on US Senior Notes and settlements of risk management liabilities.

Interest Rate Risk

Paramount is exposed to interest rate risk from time to time on outstanding balances of floating rate credit facilities and on interest bearing cash and cash equivalents and short-term investments. Paramount’s US Senior Notes bear interest at a fixed rate and are subject to fair value changes as market interest rates change.

Equity Price Risk

Paramount is exposed to equity price risk associated with its investments.

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

Credit Risk

Paramount is exposed to credit risk on its financial instruments where a financial loss would be experienced if a counterparty to a financial asset failed to meet its obligations. The Company manages credit risk by entering into contracts with counterparties that possess high credit ratings, employing net settlement agreements, employing letters of credit, and limiting available credit when necessary. The maximum credit risk exposure at December 31, 2008 is limited to the carrying values of cash and cash equivalents, accounts receivable and risk management assets. Accounts receivable include balances due from customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2008, Paramount had balances due from one sales customer that represented approximately 14 percent of the Company’s total accounts receivable.

Liquidity Risk

Liquidity risk is the risk that Paramount will be unable to meet its financial obligations. The Company manages liquidity risk by ensuring that it has sufficient cash, credit facilities and other financial resources available to meet its obligations.

The Company forecasts cash flows for a period of 12 months to identify financial requirements. These requirements are met through a combination of cash flows from operations, credit facilities, dispositions of assets, and accessing capital markets.

Contractual obligations related to financial liabilities are as follows:

	2009	2010-2011	2012-2014	Total
Accounts payable and accrued liabilities	$ 84,192	$–	$–	$ 84,192
US Senior Notes, including interest	9,388	18,776	124,530	152,694
	$ 93,580	$18,776	$ 124,530	$ 236,886

12. Capital Structure

Paramount’s primary objectives in managing its capital structure are to:

(i)	maintain a flexible capital structure which optimizes the cost of capital at an acceptable level of risk;
(ii)	maintain sufficient liquidity to support ongoing operations, capital expenditure programs, strategic initiatives, and the repayment of debt obligations when due; and
(iii)	maximize shareholder returns.

Paramount manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company’s underlying assets and operations. Paramount monitors metrics such as the Company’s debt-to-equity and debt-to-cash flow ratios, among others, to measure the status of its capital structure. The Company has not established fixed quantitative thresholds for such metrics. Paramount may adjust its capital structure by issuing or repurchasing shares, issuing or repurchasing debt, refinancing existing debt, modifying capital spending programs, and disposing of assets, the availability of any such means being dependant upon market conditions.

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

Paramount’s capital structure consists of the following:
	2008	2007
Working capital(1)	$ (12,919)	$(152,013)
Bank credit facility	–	–
US Senior Notes (excluding unamortized financing fees)	110,448	136,547
Net Debt	97,529	(15,466)
Share capital	302,727	313,828
Contributed surplus	2,398	1,375
Retained earnings	473,362	593,450
Accumulated other comprehensive loss	–	(4)
Total Capital	$876,016	$893,183
(1) Excludes risk management assets and liabilities and stock-based compensation liabilities.

Paramount is subject to certain covenants under its credit facility and US Senior Note agreements. The Company maintained compliance with all such covenants during the year. The covenants contain certain restrictions on Paramount’s ability to repurchase equity, issue or refinance debt, acquire or dispose of assets, or pay dividends.

13. Consolidated Statements of Cash Flows – Selected Information
Items not involving cash

Year ended December 31	2008	2007
Financial commodity contracts	$(16,748)	$ 25,225
Stock-based compensation	(2,638)	(18,608)
Depletion, depreciation and accretion	121,085	133,997
Gain on sale of property, plant and equipment	(9,068)	(284,474)
Write-down of petroleum and natural gas assets	44,636	271,959
Write-down of goodwill	10,258	1,963
Foreign exchange	(9,052)	(17,325)
Cash distributions in excess of equity earnings and dilution	18,073	–
Equity earnings and dilution in excess of cash distributions	–	(5,115)
(Gain) loss on sale of investments	–	(528,554)
Impairment charge - investments	96,887	–
Future income tax	18,758	42,112
Non-controlling interest	–	(11,243)
Debt extinguishment, interest and other	1,876	5,477
	$274,067	$ (384,586)

Paramount Resources Ltd. 2008 Financial Statements

	Notes to Consolidated Financial Statements
	($ thousands, except as noted)

	Changes in non-cash working capital

	Year ended December 31	2008	2007
	Short-term investments	$ 19,748	$(19,715)
	Accounts receivable	18,261	40,193
	Prepaid expenses and other	348	3,156
	Account payable and accrued liabilities	(9,532)	(136,784)
	Change in basis of presentation – MGM Energy
	(Note 1)	–	6,026
		$ 28,825	$ (107,124)
	Operating activities	$ 15,310	$(1,781)
	Investing activities	13,515	(105,343)
		$ 28,825	$ (107,124)

	Supplemental cash flow information

	Year ended December 31	2008	2007
	Interest paid	11,092	$38,764
	Current and other tax paid	1,048	$1,753

14.	Related Party Transactions

	Service Agreements

Paramount provides certain operational and administrative services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, and MGM Energy, at cost and cost plus 10 percent, respectively. Transactions with Trilogy and MGM Energy are settled monthly. In addition, as a result of the respective spinouts, certain employees of Trilogy and MGM Energy hold Paramount Options, Holdco SARs, or previously, Holdco Options. Stock-based compensation expense related to these awards accrues to Paramount. The following table summarizes the related party transactions:

Year ended December 31	2008		2007
	Trilogy	MGM Energy	Trilogy	MGM Energy
Services agreement	$318	$229	$1,085	$ 1,040
Stock-based compensation	565	–	(352)	(90)
	$883	$229	$ 733	$ 950

In August of 2008, Paramount entered into an agreement with a supplier for the construction of a significant portion of a third drilling rig for US$8.2 million. For the year ended December 31, 2008, US$6.5 million has been paid to the supplier. An individual who indirectly owns part of the supplier is also a director of a company affiliated with Paramount.

Paramount Resources Ltd. 2008 Financial Statements

Notes to Consolidated Financial Statements
($ thousands, except as noted)

15. Commitments and Contingencies

Commitments

Paramount had the following commitments as at December 31, 2008:

						After
	2009	2010	2011	2012	2013	2013
Pipeline transportation commitments
(1)	$14,384	$14,122	$12,038	$ 9,376	$5,124	$ 45,703
Operating leases	7,357	8,346	1,511	1,008	–	–
Total	$ 21,741	$22,468	$13,549	$10,384	$5,124	$ 45,703
(1) Certain of the pipeline transportation commitments are secured by outstanding letters of credit totaling $3.7 million at December 31, 2008.

Contingencies

Paramount is party to various legal claims associated with the ordinary conduct of business. Paramount does not anticipate that these claims will have a material impact on its financial position.

Tax and royalty legislation and regulations, and government interpretation and administration thereof, continually changes. As a result, there are often tax and royalty matters under review by relevant government authorities.

All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the final liability may differ materially from amounts estimated and recorded.

Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been recognized in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for its past Northwest Territories royalty filings. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of ongoing audits and/or assessments by the Government of Canada. Additional material amounts could potentially become payable.

Paramount, as the original lessee, has committed to discharge MGM Energy’s office lease obligation should MGM Energy not fulfill its lease obligation.

16.	Subsequent Events
	§	Received a payment of $12.2 million on the settlement of the remaining US$60.0 million notional foreign exchange collar.
	§	Cancelled 3.0 million Paramount Options on surrender by their holders.
	§	All stock appreciation rights that were issued in November 2008 were surrendered and cancelled in exchange for the same number of Paramount Options with the same exercise price and vesting terms.

Paramount Resources Ltd. 2008 Financial Statements